Ex. 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of the foregoing statement on Schedule 13G, and amendments thereto, with respect to the Units beneficially owned by each of them. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of February, 2017.

SILVER ROCK FINANCIAL LP

By: /s/ Carl Meyer

Name: Carl Meyer

Title: Chief Executive Officer and Chief Investment Officer

CARL MEYER

/s/ Carl Meyer